Steven M. Skolnick Partner	One Lowenstein Drive Roseland, New Jersey 07068

T: 973 597 2476
F: 973 597 2477
E: sskolnick@lowenstein.com

June 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 3030

Washington, DC 20549

Attn:	Kasey Robinson

Christine Westbrook

Tracey Houser

Daniel Gordon

Re:    Dermata Therapeutics, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted May 7, 2021

CIK No. 0001853816

Ladies and Gentlemen:

On behalf of Dermata Therapeutics, Inc. (the “Company”), we are hereby responding to the letter, dated May 20, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 1 to its draft Registration Statement on Form S-1, submitted on May 7, 2021 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is publicly filing a revised registration statement with the Commission (the “Revised Registration Statement”). For ease of reference, set forth below in bold is the comment of the Staff with respect to the Draft Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below the comment. Capitalized terms used herein have the meanings set forth in the Draft Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Amendment No. 1 to the Draft Registration Statement on Form S-1 submitted May 7, 2021

Business

Intellectual Property Portfolio

Patent Portfolio

DMT310, page 105

1.

We note your disclosure that patents related to DMT310 are expected to expire between 2022 and 2023. Please revise to state whether such expiry is expected to have a material effect on your business, including any impact on future operations and the financial position of the company.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated its disclosure on page 106 of the Revised Registration Statement to state that the Company does not anticipate any material impact on its business or its future operations or financial position as a result of the expiring patents.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 10, 2021

Any questions regarding the contents of this letter or the Revised Registration Statement should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick
Steven M. Skolnick

cc: Gerald T. Proehl, Dermata Therapeutics, Inc.